UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number:  0-22704

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”) dated August 22, 2007, announcing the Company’s results for the second quarter of 2007 and the declaration of a quarterly dividend in the amount of $0.55 per share.

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports second quarter results and quarterly dividend of $0.55 per share

Ship Finance International Limited (“Ship Finance” or the “Company”) announces the financial results for the quarter ended June 30, 2007.

Highlights

•	Reported net income for the quarter of $39.5 million or $0.54 per share, including profit share of $15.7 million or $0.22 per share.

•	Declared a quarterly cash dividend of $0.55 per share.

•	All five container vessels chartered to Horizon Lines, Inc. have commenced their long-term charters with full cash flow and earnings effect from the third quarter.

•	The Company’s second jack-up drilling rig West Prospero was delivered from the shipyard and commenced its 15-year charter to Seadrill Limited at the end of the quarter.

•	The single hull VLCC Front Vanadis was sold on hire/purchase terms, and a gain of $4.3 million was recorded in the quarter.

•	Five newbuilding container vessels were ordered in China for delivery in 2010 at an aggregate price of approximately $190 million.

•	Acquisition of a 2003 built 1,700 TEU container vessel scheduled to be delivered in August 2007.

•	Acquisition of five new offshore supply vessels from Deep Sea Supply Plc. in combination with 12-year charters. Scheduled delivery in late August 2007.

•	Amendment of profit share agreement with Frontline Ltd. Profit share will be earned on a quarterly basis, starting the second quarter 2007.

Dividends and Results for the Quarter ended June 30, 2007

The Board of Directors has declared a cash dividend for the second quarter of $0.55 per share. The dividend will be paid on or about September 13, 2007 to shareholders of record as of August 31, 2007. The ex-dividend date will be August 29, 2007.

The Company reported total operating revenues of $96.6 million or $1.33 per share in the second quarter. This includes $15.7 million or $0.22 per share of profit share from Frontline Ltd. (“Frontline”). Net operating income for the quarter was $70.5 million or $0.97 per share and net income was $39.5 million or $0.54 per share.

As the majority of the Company’s assets are accounted for as finance leases, a significant portion of the charter hire received does not appear in the Income Statement. These amounts are classified as ‘repayment of investment in finance leases’, and are only included in the Statement of Cashflows. For the second quarter, this amounted to $46.2 million or $0.64 per share.

Net cash provided by operating activities in the second quarter was $29.0 million, net cash used in investing activities was $201.9 million and net cash provided by financing activities was $125.7 million.

Liquidity and Capital Expenditure

As of June 30, 2007, the Company had $319.8 million in available funds, comprised of $100.1 million in free cash and cash equivalents (including $1.0 million in a 100% owned subsidiary accounted for under the equity method) and $219.7 million in available credit lines.

As of June 30, 2007, and including acquisitions announced after the quarter end, the Company’s capital commitments relating to newbuildings and acquisitions are estimated as follows:

Period:	2H 2007	2008	2009	2010	Total
	$266 mill.	$323 mill.	$168 mill.	$98 mill.	$855 mill.

The above amounts are net of any seller’s credit, and separate financing arrangements are already in place for several of these investments.

Business Update

As of June 30, 2007 the fleet consisted of 53 operating vessels and rigs, and the Company had contracted to acquire 12 newbuildings. After the end of the quarter, Ship Finance has announced the acquisition of six additional vessels, scheduled to be delivered in late August 2007.

The gross fixed-rate charter backlog was approximately $5.5 billion as of June 30, 2007, with an average charter tenure of 10.3 years, or 13.9 years if weighted by charter revenue. Some of our charters have purchase or cancellation options which, if exercised, will reduce the fixed charter backlog and average charter tenure.

As of June 30, 2007, 34 of our crude oil tankers and eight of our oil/bulk/ore (“OBO”) vessels operated on long term contracts to subsidiaries of Frontline. In addition to the fixed base charter rate, Ship Finance is also entitled to receive 20% of the time charter equivalent (“TCE”) earnings for these vessels in excess of the base charter rate. For the second quarter of 2007, the average base charter rate was approximately $26,300 for our VLCC’s and $20,700 for our Suezmax tankers and OBOs. The average vessel earnings have consistently been above the base charter rates since the Company’s inception in 2003.

The average daily TCE earned by Frontline in the second quarter in the spot and time charter period market from the Company’s VLCCs, Suezmax tankers and OBOs were approximately $49,200, $43,700 and $38,300, respectively. The corresponding average daily TCEs in the first quarter were approximately $46,700, $36,600 and $33,900, respectively.

In April 2007, the newbuilding container vessels Horizon Eagle and Horizon Falcon were delivered on 12-year charters to Horizon Lines, Inc. (“Horizon Lines”) and Horizon Tiger, the final vessel, was delivered in May 2007. All five vessels are now operating, with full cashflow and earnings effect from the third quarter. The vessels are chartered out on bareboat contracts, where Horizon Lines covers all operating and maintenance expenses, and the average annual net cash contribution after interest expense and debt repayment will be approximately $0.15 per share.

In June 2007, the Company ordered two 2,500 TEU and three 1,700 TEU newbuilding container vessels in China with delivery scheduled for 2010. The aggregate contract price is approximately $190 million, of which 20% is payable in 2007 and the remainder is payable in intervals based on construction progress, starting in mid 2009. Based on a combination of very attractive contract price for the vessels and a positive outlook for the container market, Ship Finance expects the new vessels to have a positive contribution to long term dividend capacity when the vessels commence trading.

In late June 2007, the Company’s second jack-up drilling rig West Prospero was delivered from the shipyard and commenced a 15-year bareboat charter to a subsidiary of Seadrill Limited. No revenues were recorded in the second quarter, but there will be full cashflow and earnings effect from the third quarter. The charter rate and the loan installments will be higher in the initial period when the rig is on a profitable third party sub-charter to ExxonMobil Exploration and Production Malaysia Inc., and the average annual net cash contribution for the first six years after estimated interest expense and debt repayment will be approximately $0.10 per share.

In July 2007, the Company announced the acquisition of the 2003 built 1,700 TEU container vessel Montemar Europa at a net purchase price of $32.5 million. The acquisition of the vessel will be funded through the Company’s cash and available credit lines. The vessel is scheduled to be delivered in late August, and has a $13,500 per day timecharter attached that expires in the fourth quarter of 2008. The charter market for modern 1,700 TEU container vessels has strengthened significantly in 2007, and the vessel will be marketed for medium to long-term contracts following the completion of the existing charter.

In August 2007, Ship Finance announced the agreement to acquire five offshore supply vessels from Deep Sea Supply Plc. (“Deep Sea”) based on a total delivered price of $198.5 million, less a seller’s credit of $17.5 million. The Company has arranged a $148.9 million bank financing, and the remaining $32.1 million will be funded through the Company’s cash and available credit lines. The vessels are scheduled to be delivered to Ship Finance in late August 2007 and will be bareboat chartered back to Deep Sea for a period of 12 years. The average annual net cash contribution for the first seven years after estimated interest expense and debt repayment will be approximately $0.07 per share.

Corporate and Other Matters

The profit share agreement with Frontline has been very profitable for the Company, and has over the last 14 quarters generated an average quarterly contribution of $22.3 million or $0.31 per share. The profit share has been calculated at the end of each calendar year, and as a consequence, no profit share could be recorded until the cumulative TCE earnings-to-date exceeded annual base charterhire under the Frontline charters. One effect of this accounting method is that the profit share recorded in the quarterly income statement has generally not reflected the profit share generated in the quarter.

The Company has now agreed with Frontline to change the profit share agreement from an annual calculation to a quarterly calculation, effective April 1, 2007. Based on the amended agreement, the profit share may also be negative for a quarter, but the aggregate profit share to Ship Finance for any calendar year will be payable in March the following year, and will not be less than zero.

The new agreement is not expected to have an impact on the annual cash profit share payable by Frontline, but will enable Ship Finance to record the profit share contribution in the quarter when it is generated.

The accumulated profit share associated with the period from January through March 2007, estimated by the Company to approximately $15.2 million, will be recorded based on the previous calculation method and is expected to be included in the operating revenues in the fourth quarter.

At the end of the second quarter, $449.1 million of the 8.5% Senior Notes due 2013 were outstanding, of which $57.0 million were subject to Bond Swap Agreements. After the end of the quarter this has increased to $100.4 million. The financing cost on the Senior Notes held under Bond Swap Agreements is effectively reduced to approximately LIBOR plus 1% per annum.

Strategy and Outlook

The strategy of the Company is to increase its portfolio of assets and to employ its assets on medium- to long-term contracts to support a predictable long-term dividend capacity. The Company will seek to reduce the risks for its shareholders by investing in different sectors of the shipping and oil service industry and also by having a diversified client base. During 2006 and 2007, the Company has committed to new investments in excess of $1.6 billion, and these investments have increased the Company’s fixed charter income and dividend capacity.

After the completion of recently announced acquisitions, the Company will have an operating fleet of 59 vessels and rigs, and the Company has contracted to acquire 12 additional newbuildings. Our strategy is to continue to grow the fleet with accretive transactions, and we see opportunities from time to time to potentially further enhance the value to shareholders through placing newbuilding orders or acquiring modern second-hand vessels with no or shorter term charters initially. The management’s objective will then be to find more profitable long-term charters for these assets over time.

In the third quarter, the fixed rate charter revenues are expected to increase over the second quarter as a consequence of the full cash flow and earnings effect from the five container vessels on charter to Horizon Lines and the jack-up drilling rig West Prospero. In addition, we also expect the five new offshore supply vessels and the container vessel Montemar Europa, all scheduled to be delivered in August 2007, to have a cash flow and earnings effect in the last month of the quarter.

Contribution from the profit share agreement with Frontline is based on the performance of the vessels in the market. The spot tanker market has been weaker in the third quarter compared to the second quarter. However, several of the vessels on charter to Frontline have been sub-chartered at higher levels than the current spot market.

The Company will continue to pursue new projects and additional investment opportunities are currently under consideration. In addition to the recently announced acquisitions, Ship Finance has significant capacity to invest in new projects without raising additional equity capital.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 22, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 23114006 / +47 91198844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2007 REPORT (UNAUDITED)

	Three months ended		Six months ended		Twelve months ended
INCOME STATEMENT (in thousands of $ except per share data)	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	Dec. 31, 2006 (audited)

Total operating revenues (1)	96,551	90,899	183,091	175,020	424,658
Loss (gain) on sale of assets	(4,332)	(8,999)	(35,096)	(10,131)	(9,807)

Voyage expenses	224	385	597	1,096	1,736
Ship operating expenses	25,270	29,781	54,229	57,324	117,957
Administrative expenses	1,706	937	3,722	1,458	6,584
Depreciation	3,197	3,646	6,195	8,005	14,490
Total operating expenses	30,397	34,749	64,743	67,883	140,767

Operating income	70,486	65,149	153,444	117,268	293,698

Interest income	2,866	1,664	4,302	2,390	3,978
Interest expense	(37,125)	(27,136)	(69,187)	(53,534)	(113,588)
Results in associate	229	(73)	463	(73)	267
Other financial items	3,034	3,671	5,823	11,049	(3,733)
Foreign currency exchange gain (loss)	7	143	(67)	169	219
Taxes	-	-	-	-	(42)
Net income	39,497	43,418	94,778	77,269	180,799

Basic earnings per share ($)	$0.54	$0.60	$1.30	$1.06	$2.48

(1)
For all vessels on finance lease, the fixed charter payments are split in three elements; ‘Interest income’, ‘Repayment of investment in finance leases’ and ‘Service income’. The ‘Interest income’ and the ‘Service income’ are included in the Company’s Income Statement. ‘Repayment of investment in finance leases’ is not included in the Total operating revenues in the Income Statement, and appears in the Statement of Cashflows and in the Balance Sheet as a reduction of the balance “Investment in finance leases”.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2007 REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	June 30, 2007	June 30, 2006(2)	December 31, 2006 (audited)
ASSETS
Short term
Cash and cash equivalents	99,116	33,347	64,569
Restricted cash	11,707	10,847	12,937
Amount due from related parties	14,021	7,646	63,024
Other current assets	183,331	136,777	166,623
Long term
Newbuildings and vessel purchase options	259	-	7,658
Vessels and equipment, net	366,399	242,121	238,891
Investment in finance leases	2,061,048	1,813,243	1,958,691
Investment in associate	4,069	45,895	3,698
Deferred charges	16,995	44,515	16,848
Other long-term assets	27,993	-	20,738
Total assets	2,784,938	2,334,391	2,553,677

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	182,969	125,426	144,451
Other current liabilities	20,246	27,635	14,793
Amount due to related parties	42,118	-	14,411
Long term
Long term interest bearing debt	1,903,591	1,620,129	1,770,749
Other long term liabilities	1,227	604	8,743
Stockholders’ equity (1)	634,787	560,597	600,530
Total liabilities and stockholders’ equity	2,784,938	2,334,391	2,553,677

(1)
As of June 30, 2007  Stockholders’ equity excludes $233.2 million of deferred equity which is being recognised over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance was required to carry over Frontline’s historical book values of the vessels to its books, and the excess of the aggregate purchase price above their historical book value was treated as deferred equity and recorded as a reduction of  the Investment in finance leases. This deferred equity is amortised to Stockholders’ equity in line with the charter payments received from Frontline.

(2)
As of June 30 2006 Rig Finance Ltd. was not fully consolidated, but accounted for as an investment in associate company. Following further analysis, the subsidiary was fully consolidated effective December 31, 2006.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2007 REPORT (UNAUDITED)

	Three months ended		Six months ended		Twelve months ended
STATEMENT OF CASHFLOWS (in thousands of $)	June 30, 2007	June 30, 2006(1)	June 30, 2007	June 30, 2006 (1)	Dec. 31, 2006 (audited)
OPERATING ACTIVITIES
Net income	39,497	43,418	94,778	77,269	180,799
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation	4,186	4,310	7,953	9,317	17,559
Unrealised foreign currency exchange loss	-	2	-	2	-
Adjustment of financial derivatives to market value	(3,442)	(3,834)	(6,983)	(8,922)	6,375
Loss (gain) on sale of assets	(4,332)	(25,337)	(35,096)	(26,469)	(26,469)
Result in associate	(228)	73	(463)	73	(4,205)
Stock based compensation	159	-	311	-	49
Other	72	(991)	90	(2,750)	(5,140)
Change in operating assets and liabilities	(6,954)	(16,078)	82,410	80,275	24,532
Net cash provided by operating activities	28,958	1,563	143,000	128,795	193,497

INVESTING ACTIVITIES
Repayment of investments in finance leases	46,200	30,271	82,126	62,405	136,760
Net maturity (placement) of restricted cash	1,775	236	1,230	(9,272)	(11,362)
Sale of vessel	-	-	142,018	40,466	75,606
Acquisition of subsidiaries, net of cash acquired	-	-	-	(34,810)	(34,810)
Net (investment in) proceeds from sale of newbuilding	(259)	2,000	7,399	-	(7,658)
Sale (purchase) of vessels	(247,635)	-	(430,500)	-	(266,750)
Investment in associate companies	(2)	(45,967)	92	(45,967)	508
Purchase of short term investment	-	-	2,996	-	(3,000)
Other investments	(2,008)	-	(2,008)	-	-
Net cash (used in)provided by investing activities	(201,929)	(13,460)	(196,647)	12,822	(110,706)

FINANCING ACTIVITIES
Repurchase of shares	-	-	-	(7,212)	(7,212)
Proceeds from long-term debt	209,162	25,000	336,350	25,000	312,588
Debt fees paid	(500)	(87)	(1,905)	(88)	(1,047)
Repayment of long-term debt	(42,638)	(30,006)	(164,989)	(73,103)	(190,716)
Cash dividends paid	(40,001)	(36,370)	(79,283)	(72,742)	(149,123)
Deemed dividends paid	(321)	(1,764)	(1,979)	(12,982)	(15,569)
Net cash provided by (used in) financing activities	125,702	(43,227)	88,194	(141,127)	(51,079)

Net (decrease) increase in cash and cash equivalents	(47,269)	(55,125)	34,547	490	31,712
Cash and cash equivalents at start of period	146,385	88,472	64,569	32,857	32,857
Cash and cash equivalents at end of period	99,116	33,347	99,116	33,347	64,569

(1)
As of June 30 2006 Rig Finance Ltd. was not fully consolidated, but accounted for as an investment in associate company. Following further analysis, the subsidiary was fully consolidated effective December 31, 2006.

SUBSIDIARY ACCOUNTED FOR AS INVESTMENTS IN ASSOCIATES
SECOND QUARTER 2007 REPORT (UNAUDITED)
FRONT SHADOW INC

	Three months ended	Three months ended
INCOME STATEMENT (2) (in thousands of $)	June 30, 2007	March 31, 2007

Total operating revenue (1)	552	562
Total operating expenses	(3)	-
Operating income	549	562
Interest expense	(324)	(333)
Other financial items	3	6
Net income	228	235

(1)
Revenue is comprised of interest income derived from a long-term finance lease with Golden Ocean. The lease is for a period of 10 years and Golden Ocean has various call options to purchase the vessel from our subsidiary Front Shadow Inc. At the end of the lease, Ship Finance also has a put option on Golden Ocean.

(2)
The Charter for Golden Shadow is accounted for as a finance lease.  A part of the charter hire is classified as ‘Repayment of investment in finance leases’ and is not included in the Total operating revenues in the Income Statement. ‘Repayment of investment in finance leases’ was $666,000 for the six months ended June 30, 2007, and $323,000 for the three months ended March 31, 2007

SUBSIDIARY ACCOUNTED FOR AS INVESTMENTS IN ASSOCIATES
SECOND QUARTER 2007 REPORT (UNAUDITED)
FRONT SHADOW INC

BALANCE SHEET (in thousands of $)	June 30, 2007	December 31, 2007
ASSETS
Short term
Cash and cash equivalents	952	461
Other current assets	1,462	1,911
Long term
Investment in finance leases	25,898	26,632
Deferred charges	88	73
Total assets	28,400	29,077

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	2,060	2,060
Other current liabilities	60	79
Amounts due to related party (1)	5,940	6,031
Long term
Long term interest bearing debt	19,610	20,640
Stockholders equity	730	267
Total liabilities and stockholders’ equity	28,400	29,077

(1)	Comprised of a seller’s credit received from Golden Ocean at the time the vessel was purchased. The seller’s credit is treated as a non-interest bearing loan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Ship Finance International Limited

Dated:  August 22, 2007                                              By /s/     Lars Solbakken
Name:  Lars Solbakken
Title:    Chief Executive Officer
            Ship Finance Management AS